Clover Leaf Capital Corp.

1450 Brickell Avenue, Suite 1420

Miami, FL 33131

VIA EDGAR

July 23, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention:	Ta Tanisha Meadows
Angela Lumley
Brian Fetterolf
Mara Ransom

Re:	Clover Leaf Capital Corp.
Amendment No. 8 to Registration Statement on Form S-4
Filed July 9, 2024
File No. 333-274851

Ladies and Gentlemen:

Clover Leaf Capital Corp. (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on July 16, 2024 relating to the Amendment No. 8 to Registration Statement on Form S-4, submitted by the Company to the Commission on July 9, 2024 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 9 to the Registration Statement, which is being submitted to the Commission contemporaneously with the submission of this letter.

Amendment No. 8 to Registration Statement on Form S-4 filed July 9, 2024

General

1.	We note your response to prior comment 4, as well as your revised disclosure that "Digital Ally has six (6) warrant holders, and all the warrant holders are entitled to their pro rata share of any distribution of Digital Ally’s assets, pursuant to the warrants." We reissue the comment in-part. Revise your disclosure to clearly state that Digital Ally has opted to include its warrant holders in the distribution, even though they do not yet hold and may never hold common stock, and explain why, given that this appears to be an atypical way to effectuate the distribution of shares of a subsidiary. Further, clarify your references to "pro rata," by disclosing the ratio utilized to distribute the 30% of the Merger Consideration to your common stockholders and warrant holders, as it is not clear if the reference to "pro rata" as it relates to the warrants is with reference to the overlying or underlying security. Additionally, where you discuss the anticipated ownership of the combined company throughout the prospectus (e.g., “Digital Ally Stockholders will own approximately 17.9% of the Combined Company . . . ), revise to separately disclose the anticipated ownership of the Digital Ally warrant holders as distinct from the Digital Ally Stockholders.

In connection therewith, we note your disclosure on page 212 that “[t]his joint proxy statement/prospectus registers under the Securities Act the potential distribution by the selling stockholder of 30% of the Combined Company Common Stock, in the aggregate of 7,854,578.2 shares of Combined Company Common Stock, received as Merger Consideration immediately following the Closing, referred to herein as the Digital Ally Distribution.” Revise to clarify whether you are registering the distribution of 7,854,578.2, or in the alternative 3,253,260 shares, which is the amount you indicate in Exhibit 107. In this regard, it appears that the 7,854,578.2 shares represents the 70% of the shares that Digital Ally will retain following closing, given that the maximum merger consideration to be received by Digital Ally is 11,220,826.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure throughout the Registration Statement to clarify that the terms of certain of Digital Ally’s outstanding warrants provide the holders thereof the right to participate in the Digital Ally Distribution alongside the Digital Ally Stockholders, to the same extent that such warrant holders would have participated if the warrant holders had held the number of shares acquirable upon complete exercise of such warrants at the time of the Digital Ally Distribution. The Company has also amended its disclosure throughout the Registration Statement to clarify that such warrant holders will participate in the Digital Ally Distribution pursuant to the terms of the aforementioned warrants without regard to whether they exercise such warrants, and regardless of whether they are also holders of Digital Ally common stock at the time of the Digital Ally Distribution. Additionally, the Company has revised the Registration Statement in all instances in which the Company discusses the anticipated ownership of the combined company, to separately disclose the anticipated ownership of the warrant holders as distinct from the Digital Ally Stockholders.

In connection therewith, the Company has revised the disclose on page 215 of the Registration Statement to clarify that the Company is registering the distribution of 3,253,260 shares, representing 30% of the Combined Company Common Stock.

We thank the Staff for its review of this response. Should you have any questions or require any additional information, please do not hesitate to contact our legal counsel, Jessica Yuan, Esq. of Ellenoff Grossman & Schole LLP, at jyuan@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

Clover Leaf Capital Corp.

By:	/s/ Felipe MacLean
Name:	Felipe MacLean
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP